EXHIBIT 21.1
SUBSIDIARIES OF ART TECHNOLOGY GROUP, INC.

NAME OF ORGANIZATION	JURISDICTION
ATG Global, Inc.	Massachusetts
Art Technology Group B.V.	Netherlands
Art Technology Group, S.A.R.L.	France
Art Technology Group (Europe) Limited	United Kingdom
ATG (Northern Ireland) Limited	Northern Ireland
Art Technology Group GmbH	Germany
Art Technology Group (Canada) Inc.	Canada
Primus Knowledge Solutions, Inc.	Washington
eStara Inc.	Maryland
eStara E	France
Art Technology Group Asia Pte. Ltd.	Singapore
eShopperTools.com, Inc.	Oregon